FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Same store sales increase 4.2%

São Paulo, Brazil, March 15, 2007 - Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces February 2007 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated numbers and in Reais, according to the current Corporate Law.

     In February, Grupo Pão de Açúcar sales kept the growth trend recorded since the end of last year, due to the consolidation of the price competitiveness strategy adopted by the Company since the end of the second quarter of 2006.

     Gross sales increased by 5.7%, as compared to the same period of 2006, totaling R$1,330.9 million for the month. Net sales, which ended the month at a total of R$1,129.4 million, recorded a 6.2% increase as compared to the same period last year.

     Same store sales increased 4.2% in gross sales and 4.8% in net sales, as compared to the same period of 2006. The highlight for the period is still the performance recorded by the Pão de Açúcar banner. In addition, still as a result of the more competitive price strategy, an increase in the customer traffic in the stores of the Group was recorded, as well as an average ticket evolution.

     With a 6.5% increase in the month, non-food products sales continued to show good performance, especially in the electronic and home appliance products category. Food products posted a better performance as compared to previous months, with a 3.3% increase and highlight to the perishable products category.

Note: Same stores sales figures include only stores with, at least, 12 months of operation.	COMPANHIA BRASILEIRA DE
DISTRIBUIÇÃO (CBD)

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
Daniela Sabbag
Investor Relations

Phone: (55) (11) 3886-0421
Fax: (55) (11) 3884-2677

e-mail: cbd.ri@paodeacucar.com.br
website: www.cbd-ri.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 16, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.